Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

(1) PROPOSED RE-ELECTION OF DIRECTORS AND

SHAREHOLDER REPRESENTATIVE SUPERVISORS

(2) PROPOSED AMENDMENTS TO

THE ARTICLES OF ASSOCIATION

AND

(3) NOTICE OF 2016 ANNUAL GENERAL MEETING

A notice dated 26 April 2017 convening the AGM of the Company to be held at the Meeting Room, 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC on 15 June 2017, at 9:30 a.m. is set out on pages 22 to 26 of this circular.

Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The proxy forms should be returned to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof). If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, before 26 May 2017.

26 April 2017

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

Board of Directors:	Registered office:
Executive Directors	No.1052 Heping Road
Wu Yong	Shenzhen, Guangdong Province
Hu Lingling	The People’s Republic of China
Luo Qing	Postal Code: 518010

Non-executive Directors	Principal Place of Business in Hong Kong:
Sun Jing	No.112, Floor M
Yu Zhiming	Hung Hom Station, Kowloon
Chen Jianping	Hong Kong

Independent Non-executive Directors
Chen Song Jia Jianmin
Wang Yunting

26 April 2017

To the Shareholders

Dear Sir and Madam,

(1) PROPOSED RE-ELECTION OF DIRECTORS AND

SHAREHOLDER REPRESENTATIVE SUPERVISORS

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND

(3) NOTICE OF 2016 ANNUAL GENERAL MEETING

A.	INTRODUCTION

The purpose of this circular is to provide you with (i) information reasonably necessary to enable you to make a decision on whether to vote for, against or abstain the ordinary resolutions and the special resolution to be proposed at the annual general meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) which will be convened for the purpose of considering and, if thought fit, approving, among others, the proposed re-election of directors of the Company (the “Directors” or each a “Director”) and shareholder representative supervisors of the Company (the “Shareholder Representative Supervisors” or each a “Shareholder Representative Supervisor”), and the proposed amendments to the articles of association of the Company (the “Articles of Association”); and (ii) the notice of the AGM.

LETTER FROM THE BOARD

B.	PROPOSED RE-ELECTION OF DIRECTORS AND SHAREHOLDER REPRESENTATIVE SUPERVISORS

The term of office of the seventh session of the board of directors of the Company (the “Board”) and the seventh session of the supervisory committee of the Company (the “Supervisory Committee”) will expire on the conclusion of the AGM. The Company intends to appoint the eighth session of the Board and the eighth session of the Supervisory Committee as well as approve their proposed remunerations and allowances at the AGM. The Company has received a written notice from Guangzhou Railway (Group) Company (“GRGC”), being the largest shareholder of the Company holding approximately 37.12% of the issued share capital of the Company, which has nominated the candidates of the eighth session of the Board and the eighth session of the Supervisory Committee and the relevant proposed remunerations and allowances in accordance with the Articles of Association. The Company shall adopt the cumulative voting system in respect of the voting of its Directors and Shareholder Representative Supervisors in accordance with the Company’s “Rules for the Implementation of the Cumulative Voting System” (the “Cumulative Voting System”). The biographies of the nominated candidates of the eighth session of the Board and the eighth session of the Supervisory Committee are set out below.

Candidates of Executive Directors

Wu Yong, male, aged 53, is a graduate with a bachelor degree and a senior engineer with advanced engineering remuneration. Started his career in July 1986, Mr. Wu had served as deputy bureau chief of Benghu Sub-bureau of Shanghai Railway Bureau, commander chief of Hefei-Wuhan Railway Engineering Construction Headquarters of Shanghai Railway Bureau, the bureau chief assistant and deputy bureau chief of Wuhan Railway Bureau and the bureau chief of Chengdu Railway Bureau. Since August 2014, he has been the chairman and general manager of Guangzhou Railway (Corporation) Company (GRGC) and deputy secretary of the party committee.

Hu Lingling, male, aged 53, is a graduate with a bachelor degree and is an engineer. Mr. Hu has been working in this industry since July 1985. He had served as the deputy chief engineer and the deputy station master of Shaoguan Station (now, Shaoguan East Station) of Yangcheng Company of GRGC, the deputy chief engineer and the deputy general manager of Yangcheng Company of GRGC and the director of the transportation department of GRGC, the deputy general manager of GRGC. He had worked in the global business department in the headquarters of International Union of Railways in Paris, France and served as the deputy general manager of Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited and he served as the general manager of the Company since November 2015.

LETTER FROM THE BOARD

Luo Qing, male, aged 52, is a postgraduate at the Party School of CPC and is a political engineer. Mr. Luo has been working in this industry since August 1981. He had served as the secretary-general of Locomotive Sports Association of Yangcheng Company of GRGC, the secretary-general of Locomotive Sports Association of GRGC, the chief of the organization department of trade union of GRGC and the chairman of the trade union of the Company. Since May 2010, he has been the deputy secretary of the party and working committee and secretary of the discipline inspection and working commission of the Company and also the chairman of the trade union of the Company.

In accordance with article 99 of the Articles of Association, Wu Yong, Hu Lingling and Luo Qing shall retire by rotation at the AGM and, being eligible, offer themselves for re-election.

Candidates of Non-Executive Directors

Sun Jing, male, aged 52, is a graduate with a bachelor degree and also a senior engineer. Mr. Sun has been working in this industry since July 1985 and he had served as the section chief and deputy party secretary of Yueshan locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, the deputy division chief and the division chief of locomotive department of Zhengzhou Railway Bureau and an assistant to the director of Zhengzhou Railway Bureau. He has served as deputy general manager of GRGC since May 2007.

Yu Zhiming, male, aged 58, is a graduate with a bachelor degree and is a senior accountant. Started his career in May 1980, Mr. Yu had served as director of the Sub-division of Finance of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, the director of the finance department of Wuhan Railway Bureau and the standing vice-director of capital settlement center of MOR. Since April 2008, he has been chief accountant of GRGC.

Chen Jianping, male, aged 50, is a graduate with a bachelor degree and a political engineer. Mr. Chen has been working in this industry since July 1989. He had served as the party branch chief secretary for living service centre of the Company, deputy secretary of the party committee and concurrently the secretary of committee for disciplinary inspection of the passenger transportation business unit of the Company, chairman of the trade union of the mechanized line center of Guangzhou Railway of GRGC, the section chief of Guangzhou Passenger Transportation Division of the Company, the general manager of diversified operation and development center and director of operation and development offices of GRGC and the stationmaster of Shenzhen North station of the Company. Since October 2014, he has been chief of the passenger transport department of GRGC. Mr. Chen was a supervisor of the Company representing employees of the Company from May 2014 to May 2015.

LETTER FROM THE BOARD

In accordance with article 99 of the Articles of Association, Sun Jing, Yu Zhiming and Chen Jianping shall retire by rotation at the AGM and, being eligible, offer themselves for re-election.

Candidates of Independent Non-Executive Directors

Chen Song, male, aged 44, has a Doctorate degree majoring in finance and investment from Management School of Sun Yat-sen University, a certified public accountant of China, a certified internal auditor registered in the US. Mr. Chen was the teacher in higher mathematics and pharmaceutical machinery in Guangdong Food and Drug Vocational College, the tutor for MBA and EMBA in Management School of Sun Yat-sen University, managerial trainee in P&G (China) Investment Limited Company, financial analysis manager in Crest Oral Department, financial supervisor of business department, CFO, executive director of Heinz (China) Investment Co., Ltd., the chief financial officer of Ren Coty (China) and a director and general manager of its cosmetics division, financial supervisor of Greater China Region in Boer Cmc Markets Asia Pacific Pty Ltd., the deputy general manager and chief financial officer of Chongqing Brewery Co., Ltd. He currently serves as general manager of Chongqing Brewery Co., Ltd, a company listed on the Shanghai Stock Exchange (stock code: 600132).

Jia Jianmin, male, aged 59, has master degree and he has a doctorate degree in Business School of the University of Texas at Austin. He was a member of advisory committee of experts of department of management of The National Natural Science Foundation, the member of China National MBA Education Supervisory Committee, the Scholar Director of MSI USA. Now he is a professor and chairman of the Department of Marketing of Faculty of Business Administration of The Chinese University of Hong Kong, Changjiang Scholar Professor of the Ministry of Education of PRC.

Wang Yunting, male, aged 58, is a graduate with a bachelor’s degree and obtained an EMBA degree from Guanghua School of Management, Peking University. Mr. Wang was the vice general manager of China Commercial Foreign Trade Corporation, Ltd. (Shenzhen), vice general manager of Beijing Capital Huayin Group, now he is the director of Shaanxi Fortune Investment Limited.

LETTER FROM THE BOARD

Candidates of Shareholder Representative Supervisors

Liu Mengshu, male, aged 53, holds a bachelor degree and is an engineer. He has been working in this industry since August 1981 and he has served as office director and head of party committee’s propaganda department of GRGC Changsha headquarters, and the chief of the party committee’s organization department and the chief of the party committee’s propaganda department (head of corporate culture department) of GRGC. He also served as office director of offices of the party committee. Since December 2013, he has been the deputy secretary of CPC and the secretary of Committee for Discipline Inspection of GRGC.

Chen Shaohong, male, aged 50, holds a bachelor degree and is a senior economist. Mr. Chen has been vice-director of corporate management office of GRGC and the vice-chief economist of GRGC. Since June 2008, he has been the director of corporate and legal affairs department of GRGC.

Shen Jiancong, male, aged 48, is a graduate with a bachelor degree and an economist. Mr. Shen has been working in this industry since July 1989 and had served as director of division of personnel (party committee personnel) leading personnel department under of GRGC, deputy director of division of human resources of GRGC, concurrently as deputy director of organization department of Party Committee of GRGC, and secretary of CPC committee and vice stationmaster of Shenzhen station of the Company. He has been the director of division of human resources and director of organization department of party committee of GRGC since March 2011.

Li Zhiming, male, aged 55, is a graduate with a bachelor degree and is an accountant. Stated his career in August 1981, Mr. Li had served as chief of finance sub-division of Changsha Railway Company of GRGC, manager of the finance office of GRGC Changsha headquarters, and vice-director of the audit department of GRGC. Since April 2006, Mr. Li has been chief of the audit department of GRGC.

In accordance with article 124 of the Articles of Association, Liu Mengshu, Chen Shaohong, Shen Jiancong and Li Zhiming shall retire by rotation at the AGM and, being eligible, offer themselves for re-election.

LETTER FROM THE BOARD

The term of the eighth session of the Board and the eighth session of the Supervisory Committee will become effective from the conclusion of the AGM and the term of office shall be three years. The Board proposed that (i) none of the executive Directors or the non-executive Directors to be re-elected at the AGM will receive the remuneration or allowance in relation to directorship from the Company; (ii) Mr. Jia Jianmin, the independent non-executive Director to be re-elected at the AGM, is proposed to receive remuneration and allowance of HK$150,000 per annum and HK$18,000 per annum respectively from the Company, and Mr. Chen Song and Mr. Wang Yunting, each an independent non-executive Director to be re-elected at the AGM, are proposed to receive the remuneration and allowance of RMB100,000 and RMB12,000 respectively from the Company; and (iii) none of the Shareholder Representative Supervisors to be re-elected at the AGM will receive any allowance from the Company.

The remunerations and allowances of the Directors and the Shareholder Representative Supervisors are determined by the market remuneration standard and the arrangements of similar companies.

Each independent non-executive Director has confirmed that he has satisfied the independence criteria as stipulated in Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The Board has assessed their independences and considered that each of them meets the independence guidelines set out in Rule 3.13 of the Listing Rules and is independent in accordance with the terms of the guidelines. In addition, the Board believes that the independent non-executive Directors, with their extensive experiences and knowledge, will contribute to and enhance the corporate governance of the Company.

Save as disclosed above, as at the date of this circular, none of Wu Yong, Hu Lingling, Luo Qing, Sun Jing, Yu Zhiming, Chen Jianping, Chen Song, Jia Jianmin, Wang Yunting, Liu Mengshu, Chen Shaohong, Shen Jiancong and Li Zhiming (i) has held any directorship in any listed public companies in the three years prior to the date of this circular, the securities of which are listed on any securities market in Hong Kong or overseas; (ii) has any other major appointment or professional qualification; (iii) has interest or is deemed to be interested in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong); or (iv) has relationship with any other directors, supervisors, senior management or substantial or controlling shareholders of the Company (as such terms are defined in the Listing Rules).

LETTER FROM THE BOARD

Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and there is no other matter relating to the re-election of each of Wu Yong, Hu Lingling, Luo Qing, Sun Jing, Yu Zhiming, Chen Jianping, Chen Song, Jia Jianmin, Wang Yunting, Liu Mengshu, Chen Shaohong, Shen Jiancong and Li Zhiming that needs to be brought to the attention of the shareholders of the Company.

C.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In accordance with the “Company Law of the People’s Republic of China”, the Constitution of Communist Party of China, the Guidance on Listed Company Articles of Association (Revised in 2014) and relevant laws, administrative regulations and other normative documents, with consideration on actual circumstances of the Company, the Company proposed to make certain amendments to the Articles of Association, the details of which are set out in the appendix to this circular.

The proposed amendments to the Articles of Association is subject to the approval of the shareholders by way of special resolution at the AGM.

D.	ANNUAL GENERAL MEETING

The Cumulative Voting System shall be adopted for the voting of all the resolutions under Resolutions 7, 8 and 9. The Cumulative Voting System refers to the voting for the election of executive Directors and non-executive Directors, independent non-executive Directors or Shareholder Representative Supervisors where each share is entitled to the same number of votes which equals to the respective numbers of executive Directors and non-executive Directors, independent non-executive Directors or Shareholder Representative Supervisors to be elected, and shareholders may consolidate their voting rights when casting a vote. The Cumulative Voting System includes the regular voting method where shareholders may cast their votes with partial or all voting rights.

For the purpose of determining the list of holders of H shares that are entitled to attend the AGM, the registers of members of the Company’s H shares will be closed from Tuesday, 16 May 2017 to Thursday, 15 June 2017 (both days inclusive), during which no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 15 May 2017.

LETTER FROM THE BOARD

Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Monday, 15 May 2017, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

A notice convening the AGM is set out on pages 22 to 26 of this circular. Reply slips for confirming attendance at the AGM have been sent to the relevant shareholders. A form of proxy for use at the AGM is enclosed with this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, before Friday, 26 May 2017. The proxy form should be returned to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof).

Yours faithfully,
For and on behalf of
Guangshen Railway Company Limited Wu Yong
Chairman

APPENDIX AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

GUANGSHEN RAILWAY COMPANY LIMITED

The Articles of Association was written in Chinese and there is no formal English translation available. This English translation is provided for reference only. In the event of any conflict or discrepancy between the Chinese and English versions, the Chinese version shall prevail. The details of the proposed amendments to the Articles of Association are as follow:

Number of Articles proposed for amendments	Original Terms and Conditions of the Articles	Terms and Conditions of the Articles after Amendments

ARTICLE 6	In accordance with the Company Law, the Special Regulations, the “Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China” (the “Mandatory Provisions”), the Guidelines for Articles of Association of Listed Companies (the “Guidelines on Articles of Association”), other relevant laws, administrative regulations and regulatory documents of the State, the articles of association adopted on 22 January 1996 and the amended articles of association approved at the respective shareholders’ general meetings held on 14 March 1996, 24 June 1997, 8 February 2001, 28 June 2002, 10 June 2004, 30 December 2004, 12 May 2005, 11 May 2006, 28 June 2007, 26 June 2008, 25 June 2009, 27 September 2012 and 28 May 2015 (referred to as the “Original Articles of Association”), the Company formulates these articles of association of the Company on 26 May 2016 (hereinafter referred to as the “Articles of Association of the Company” or “Articles of Association”).	In accordance with the Company Law, the Constitution of Communist Party of China, the Special Regulations, the “Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China” (the “Mandatory Provisions”), the Guidelines for Articles of Association of Listed Companies (the “Guidelines on Articles of Association”), other relevant laws, administrative regulations and regulatory documents of the State, the articles of association adopted on 22 January 1996 and the amended articles of association approved at the respective shareholders’ general meetings held on 14 March 1996, 24 June 1997, 8 February 2001, 28 June 2002, 10 June 2004, 30 December 2004, 12 May 2005, 11 May 2006, 28 June 2007 and 26 June 2008, 25 June 2009, 27 September 2012, 28 May 2015 and 26 May 2016 (referred to as the “Original Articles of Association”), the Company formulates these articles of association of the Company on 15 June 2017 (hereinafter referred to as the “Articles of Association of the Company” or “Articles of Association”) for the purpose of standardizing the organization and behaviour of the Company, protecting the legitimate interests of the Company and its Shareholders and enhancing the Communist Party’s guidance on the Company.

APPENDIX AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

GUANGSHEN RAILWAY COMPANY LIMITED

Number of Articles proposed for amendments	Original Terms and Conditions of the Articles	Terms and Conditions of the Articles after Amendments

ARTICLE 11	On condition of compliance with applicable laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the power to raise and borrow money which power includes without limitation the issue of debentures, the charging or pledging of part or whole of the Company’s business or properties and other rights permitted by PRC laws and administrative regulations.	On condition of adherence to the Guidance of the Communist Party of China and compliance with applicable laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the power to raise and borrow money which power includes without limitation the issue of debentures, the charging or pledging of part or whole of the Company’s business or properties and other rights permitted by PRC laws and administrative regulations.

ARTICLE 13	Scope of business of the Company shall be subject to the items approved by the company registration authority.	Scope of business of the Company shall be subject to the items approved by the company registration authority.

	The scope of business of the Company covers: the provision of passenger and cargo railway transport services, the technology services of railway facilities, the agency for domestic cargo transport, the agency for railway cargo transport, leasing of railway equipment, the processing and repairing of mechanical equipment, the inspection, testing, repairing, refitting, leasing and installation of instruments and equipment specially used in railway, the construction management services in relation to railway projects, survey, design, construction and maintenance of construction on railways or surrounding areas, the leasing of properties owned by the Company, the utility maintenance and installation services, property management, the provision of warehousing, storage and cargo handling services, the agency for passenger railway tickets and advertisement business, the domestic supply and marketing entities for trade materials and resources (except for franchise, centralized control or exclusive agency), import and export of goods and technology and the reorganization and operation of various enterprises (separate declaration required for individual projects).	The scope of business of the Company covers: the provision of passenger and cargo railway transport services, the technology services of railway facilities, the agency for domestic cargo transport, the agency for railway cargo transport, leasing of railway equipment, locomotive maintenance (including repair and additional modification of wagon factory and division), the processing and repairing of mechanical equipment, the inspection, testing, repairing, refitting, leasing and installation of instruments and equipment specially used in railway, the construction management services in relation to railway projects, survey, design, construction and maintenance of construction on railways or surrounding areas, the leasing of properties owned by the Company, the utility maintenance and installation services, property management, the provision of warehousing, storage and cargo handling services, the agency for passenger railway tickets and advertisement business, the domestic supply and marketing entities for trade materials and resources (except for franchise, centralized control or exclusive agency), import and export of goods and technology and the reorganization and operation of various enterprises (separate declaration required for individual projects).

APPENDIX AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

GUANGSHEN RAILWAY COMPANY LIMITED

Number of Articles proposed for amendments	Original Terms and Conditions of the Articles	Terms and Conditions of the Articles after Amendments

ARTICLE 99	The Company shall establish a board of directors. The board shall consist of 9 directors. The board shall have one Chairman.	The Company shall establish a board of directors. The board shall consist of 9 directors. The board shall have one Chairman. The board of directors is the decision-making body of the operation and management of the Company. The board of directors shall prioritize the discussion and study made by the Working Committee of the Party in making important decisions. In terms of any major operation and management problem, the Working Committee of the Party shall firstly discuss and study such problem before any decisions made by the board of directors.

APPENDIX AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

GUANGSHEN RAILWAY COMPANY LIMITED

Number of Articles proposed for amendments	Original Terms and Conditions of the Articles	Terms and Conditions of the Articles after Amendments

ARTICLE 100	Directors shall be elected at the shareholders’ general meeting and serve a term of 3 years. A director may serve consecutive terms if re-elected upon the expiration of his term.	Directors shall be elected at the shareholders’ general meeting and serve a term of 3 years. A director may serve consecutive terms if re-elected upon the expiration of his term.

	The written notice of an intention to nominate a candidate of director and that of a willingness to accept the nomination by the candidate shall be delivered no earlier than the day after the dispatch of the notice of the meeting for election of the relevant director and end no later than 7 days prior to the date of such meeting.	The written notice of an intention to nominate a candidate of director and that of a willingness to accept the nomination by the candidate shall be delivered no earlier than the day after the dispatch of the notice of the meeting for election of the relevant director and end no later than 7 days prior to the date of such meeting.

	The Chairman of the board shall be elected and removed by the approval of more than half of all the directors of the board. The Chairman of the board shall serve a term of 3 years and may serve consecutive terms if re-elected upon the expiration of his term.	The Chairman of the board shall be elected and removed by the approval of more than half of all the directors of the board. The Chairman of the board shall serve a term of 3 years and may serve consecutive terms if re-elected upon the expiration of his term.

	Subject to compliance with relevant laws and regulations, any director may be removed by ordinary resolution before the expiration of his term of office (but without prejudice to any claim for damages under any contract) at the shareholders’ general meeting.	Subject to compliance with relevant laws and regulations, any director may be removed by ordinary resolution before the expiration of his term of office (but without prejudice to any claim for damages under any contract) at the shareholders’ general meeting.

	The directors shall not be required to hold shares of the Company.	The directors shall not be required to hold shares of the Company.

Chairman and the Secretary of the Working Committee of the Party shall be the same person.

APPENDIX AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

GUANGSHEN RAILWAY COMPANY LIMITED

Number of Articles proposed for amendments	Original Terms and Conditions of the Articles		Terms and Conditions of the Articles after Amendments

ARTICLE 120	The general manager shall be accountable to the board of directors and exercise the following functions and powers:		The general manager shall be accountable to the board of directors and exercise the following functions and powers:

	(1)	to be in charge of the Company’s production, operation and management and to organize the implementation of the resolutions of the board of directors;	(1)	to be in charge of the Company’s production, operation and management and to organize the implementation of the resolutions of the board of directors;

	(2)	to organize the implementation of the Company’s annual business plan and investment plan;	(2)	to organize the implementation of the Company’s annual business plan and investment plan;

	(3)	to draft plans for the establishment of the Company’s internal management structure;	(3)	to draft plans for the establishment of the Company’s internal management structure;

	(4)	to establish the Company’s basic management system;	(4)	to establish the Company’s basic management system;

	(5)	to formulate basic rules and regulations of the Company;	(5)	to formulate basic rules and regulations of the Company;

	(6)	to propose the appointment or dismissal of the Company’s deputy general manager(s) and other senior administrative officers;	(6)	to propose the appointment or dismissal of the Company’s deputy general manager(s), financial controller(s) and other senior administrative officers;

	(7)	to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors;	(7)	to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors based on the opinion put forward by the Working Committee of the Party;

APPENDIX AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

GUANGSHEN RAILWAY COMPANY LIMITED

Number of Articles proposed for amendments	Original Terms and Conditions of the Articles	Terms and Conditions of the Articles after Amendments

	(8) to determine rewards and punishments, promotion and demotion, increase and decrease of salaries, recruitment, appointment, termination of employment and dismissal of the staff and workers of the Company;	(8) to determine rewards and punishments, promotion and demotion, increase and decrease of salaries, recruitment, appointment, termination of employment and dismissal of the staff and workers of the Company;

	(9) other powers conferred by these articles of association and the board of directors.	(9) other powers conferred by these articles of association and the board of directors.

ARTICLE 125	The supervisory committee shall be composed of 5 to 7 supervisors. The term of office of supervisors shall be three (3) years renewable upon re-election and re-appointment.	The supervisory committee shall be composed of 5 to 7 supervisors. The term of office of supervisors shall be three (3) years renewable upon re-election and re-appointment.

	The supervisory committee shall have one chairman who is subject to election or removal with the consent of two thirds or more of the members of the supervisory committee. The term of office of the chairman shall be three (3) years renewable upon re-election and re-appointment.	The supervisory committee shall have one chairman who is subject to election or removal with the consent of two thirds or more of the members of the supervisory committee. The term of office of the chairman shall be three (3) years renewable upon re-election and re-appointment. Eligible members from the Working Committee of the Party and the discipline Working Committee may be nominated as supervisors.

Insert CHAPTER 19	Not applicable	CHAPTER 19 THE WORKING COMMITTEE OF THE PARTY

APPENDIX AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

GUANGSHEN RAILWAY COMPANY LIMITED

Number of Articles proposed for amendments	Original Terms and Conditions of the Articles	Terms and Conditions of the Articles after Amendments

Insert ARTICLE 180	Not applicable	According to the Constitution of The Communist Party of China, the Working Committee of Guangshen Railway Company Limited of the Communist Party of China (hereinafter referred to as “the Working Committee of the Party”) shall be established. The Working Committee of the Party, as an agency of the Party Committee of Guangzhou Railway (Group) Company, shall be under the direct control of the Party Committee of Guangzhou Railway (Group) Company. One Secretary and one deputy secretary of the Working Committee of the Party shall be placed, and the number of committee members shall be determined by the approval from the Party Committee of Guangzhou Railway (Group) Company.

Insert ARTICLE 181	Not applicable	The leadership system of “Dual Entry and Cross Appointment” shall prevail. Eligible members of the Party committee shall be appointed to the board of directors, the supervisory committee and the management through legal procedures; eligible Party members of the board of directors, the supervisory committee and the management shall be appointed to the Working Committee of the Party based on relevant regulations and procedures.

Insert ARTICLE 182	Not applicable	The Working Committee of the Party shall establish the Party-civil relations department (belonging to the same institution with Comprehensive Management Department of the Company), under which is the primary organization of the Party.

APPENDIX AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

GUANGSHEN RAILWAY COMPANY LIMITED

Number of Articles proposed for amendments	Original Terms and Conditions of the Articles	Terms and Conditions of the Articles after Amendments

Insert ARTICLE 183	Not applicable	The Working Committee of the Party shall execute political, thoughtful and organizational leadership, and hold the general direction, control the general situation and ensure the implementation.

		(1)	Play a critical role in politics, mainly including the supervision of the actual implementation of the Party and the national policies, the participation in the Company’s major decision-making process, the implementation of placing human resources and talents under Party supervision, the enhancement of the Company’s leadership supervision, and the leadership of the Company’s ideological and political work and the construction of spiritual civilization.

		(2)	The Working Committee of the Party shall study and decide any important matters relating to the Party’s construction and ideological and political work, major appointment and removal and Party-civil work and any proposed important item planned to be deliberated or approved by the congress of employee representatives. The Working committee of the Party shall study and discuss major issues in operation and management.

APPENDIX AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

GUANGSHEN RAILWAY COMPANY LIMITED

Number of Articles proposed for amendments	Original Terms and Conditions of the Articles	Terms and Conditions of the Articles after Amendments

		(3)	The general procedures for the Working Committee of the Party to participate in the Company’s decision-making process are: the Working Committee of the Party meeting is convened to discuss major issues put forward by the board of directors and the management and make opinions and suggestions; the Working Committee of the Party can put forward additional proposals for the decision of the board of directors and the management when necessary; the members of Working Committee of the Party holding the office of directors and the management, in particular serving as of Chairman and General Manager of the Company, shall communicate with the board of directors, the management and other members about the relevant opinions put forward by the Working Committee of the Party before such proposal is formally submitted; the members of Working Committee of the Party holding the office of directors or management of the Company shall express relevant opinions and suggestions on behalf of the Working Committee of the Party during the decision-making process of the board of directors and the management, and report the decision to the Working Committee of the Party in a timely manner.

APPENDIX AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

GUANGSHEN RAILWAY COMPANY LIMITED

Number of Articles proposed for amendments	Original Terms and Conditions of the Articles	Terms and Conditions of the Articles after Amendments

(4) The Working Committee of the Party shall take the lead to comply with the regulations and rules established by the Company, and mobilize Party members and masses to implement the Company’s major decisions.

(5) The Working Committee of the Party shall carry out the Internal Supervision Provisions of the Communist Party of China and relevant regulations; for any violation against the Party and the national polices and laws/ regulations, the Working Committee of the Party shall provide the clear opinions and feedback for the board of directors and the management of the Company. If the situation is not corrected, the Working Committee of the Party shall report to the higher Party organization in a timely manner.

Insert ARTICLE 184	Not applicable	The Working Committee of the Party shall organize corresponding Party organization and Party members to carry out relevant works, and play the primary party organization’s fundamental role and the Party member’s exemplary and vanguard role.

Insert ARTICLE 185	Not applicable	The Discipline Inspection Committee of The Communist Party of China of Guangshen Railway Company Limited, as the specialized organization for internal supervision, shall fulfill its responsibilities of supervision, discipline execution and accountability.

APPENDIX AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

GUANGSHEN RAILWAY COMPANY LIMITED

Number of Articles proposed for amendments	Original Terms and Conditions of the Articles	Terms and Conditions of the Articles after Amendments

Insert ARTICLE 186	Not applicable	The Party-civil department and organization shall be incorporated into the Company’s management department and organization. Full-time political staffs shall be assigned based on requirements. Full- time political staffs shall be entitled to the same compensation as the operation and management personnel at the same level.

Insert ARTICLE 187	Not applicable	The Company shall provide funding of an amount no less than 0.5% of the total annual wages of employees to political works. Such expenditure shall be included in the Company’s budget management and disbursed from the Company’s management costs. The Working Committee of the Party shall be responsible for overall planning.

CHAPTER 19 be amended as CHAPTER 20	CHAPTER 19: TRADE UNION	CHAPTER 20 TRADE UNION, ORGANIZATION OF THE COMMUNIST YOUTH LEAGUE

APPENDIX AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

GUANGSHEN RAILWAY COMPANY LIMITED

Number of Articles proposed for amendments	Original Terms and Conditions of the Articles	Terms and Conditions of the Articles after Amendments

ARTICLE 180 be amended as ARTICLE 188	The employees of the Company may establish a trade union to carry out trade union activities and protect the legal interests of the employees in accordance with the Trade Union Law of the People’s Republic of China. The Company shall provide the trade union with all necessary conditions for its activities and allocate funds to the trade union in accordance with the Trade Union Law of the People’s Republic of China. Such fund shall be used by the trade union of the Company in accordance with the “Measures for the Management of Trade Union Funds” formulated by the All China Federation of Trade Unions.	The Company shall establish the trade union and conduct all relevant works according to the Trade Union Law of the People’s Republic of China, and establish the system of the congress of workers and staffs to implement the democratic management. The Company shall provide the trade union with all necessary conditions for its operation and activities and allocate funds to the trade union in accordance with the Trade Union Law of the People’s Republic of China. Such fund shall be used by the trade union of the Company in accordance with the “Measures for the Management of Trade Union Funds” formulated by the All China Federation of Trade Unions.

	The representatives of the trade union of the Company may, on behalf of the employees of the Company, enter into any collective agreement with the Company in relation to issues including wages, working hours, benefits, insurance, and labor safety and health in accordance with the law. The Company shall seek advice from the trade union before making any material decision on its reform and operation and formulation of regulations and shall convene trade union representatives’ meeting or by other means to collect opinions and suggestions of the employees.	The representatives of the trade union of the Company may, on behalf of the employees of the Company, enter into any collective agreement with the Company in relation to issues including wages, working hours, benefits, insurance, and labor safety and health in accordance with the law. The Company shall seek advice from the trade union before making any material decision on its reform and operation and formulation of regulations and shall convene trade union representatives’ meeting or by other means to collect opinions and suggestions of the employees.

APPENDIX AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

GUANGSHEN RAILWAY COMPANY LIMITED

Number of Articles proposed for amendments	Original Terms and Conditions of the Articles	Terms and Conditions of the Articles after Amendments

According to the Constitution and other relevant laws, the Company exercises democratic management through employees’ representatives meeting or other means.

Insert ARTICLE 189	Not applicable	The Company shall adhere to the Constitution of The Communist Youth League of China to establish the organization of the Communist Youth League, implement relevant works and give full support to the role played by the youth members. The Company shall hold relevant activities for the Communist Youth League and provide necessary conditions for the youth member’s development.

Insert ARTICLE 190	Not applicable	The trade union and the Organization of The Communist Youth League shall actively accept the guidance of the Working Committee of the Party at the same level, the higher trade union and the higher Organization of The Communist Youth League.

Due to the above amendments, original Chapter 19, Chapter 20, Chapter 21, Chapter 22, Chapter 23 and Chapter 24 in Articles of Association shall be respectively amended as Chapter 20, Chapter 21, Chapter 22, Chapter 23, Chapter 24 and Chapter 25. Article 180 and onwards shall be re-numbered, i.e. Article 180 shall be amended as Article 188, and subsequent articles shall be amended accordingly; Article 181 and onwards shall be re-numbered, i.e. Article 181 shall be amended as Article 191, and subsequent articles shall be amended accordingly.

Except for the above amendments, other terms stipulated in Articles of Association shall remain unchanged.

NOTICE OF 2016 ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

NOTICE OF 2016 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2016 Annual General Meeting of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Thursday, 15 June 2017, at the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) of any adjournment thereof (the “AGM”) to consider and, if thought fit, approve the following matters:

ORDINARY RESOLUTIONS

1.	THAT the work report of the board of directors (the “Directors” or each a “Director”) of the Company (the “Board”) for 2016 be and is hereby reviewed and approved;

2.	THAT the work report of the supervisory committee of the Company (the “Supervisory Committee”) for 2016 be and is hereby reviewed and approved;

3.	THAT the audited financial statements of the Company for 2016 be and is hereby reviewed and approved;

4.	THAT the profits distribution proposal of the Company for 2016 be and is hereby reviewed and approved;

5.	THAT the financial budget of the Company for 2017 be and is hereby reviewed and approved;

6.	THAT the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors to the Company for 2017 and authorization of the Board and the audit committee to determine their remunerations be and is hereby reviewed and approved;

NOTICE OF 2016 ANNUAL GENERAL MEETING

7.	THAT the resolutions in relation to the re-election of the executive Directors and non-executive Directors of the eighth session of the Board be and are hereby reviewed and approved (see Proposed Re-election of Directors and Shareholder Representative Supervisors from page 2 to 7 of the circular issued by the Company on 26 April 2017 for the biography of the candidates):

7.1	the re-election of Wu Yong as the executive Director;

7.2	the re-election of Hu Lingling as the executive Director;

7.3	the re-election of Luo Qing as the executive Director;

7.4	the re-election of Sun Jing as the non-executive Director;

7.5	the re-election of Yu Zhiming as the non-executive Director; and

7.6	the re-election of Chen Jianping as the non-executive Director.

8.	THAT the resolutions in relation to the re-election of the independent non-executive Directors of the eighth session of the Board be and are hereby reviewed and approved (see Proposed Re-election of Directors and Shareholder Representative Supervisors from page 2 to 7 of the circular issued by the Company on 26 April 2017 for the biography of the candidates):

8.1	the re-election of Chen Song as the independent non-executive Director;

8.2	the re-election of Jia Jianmin as the independent non-executive Director; and

8.3	the re-election of Wang Yunting as the independent non-executive Director.

9.	THAT the resolutions in relation to the re-election of the shareholder representative supervisors of the eighth session of the Supervisory Committee be and are hereby reviewed and approved (see Proposed Re-election of Directors and Shareholder Representative Supervisors from page 2 to 7 of the circular issued by the Company on 26 April 2017 for the biography of the candidates):

9.1	the re-election of Liu Mengshu as the shareholder representative supervisor;

9.2	the re-election of Chen Shaohong as the shareholder representative supervisor;

NOTICE OF 2016 ANNUAL GENERAL MEETING

9.3	the re-election of Shen Jiancong as the shareholder representative supervisor; and

9.4	the re-election of Li Zhiming as the shareholder representative supervisor.

10.	THAT the remunerations and allowances of Directors of the eighth session of the Board and shareholder representative supervisors of the eighth session of the Supervisory Committee be and is hereby reviewed and approved; and

SPECIAL RESOLUTION

11.	THAT the proposed amendments to the Articles of Association of Guangshen Railway Company Limited be and are hereby reviewed and approved.

Notes:

(1)	For the purpose of determining the list of holders of H shares that are entitled to attend the AGM, the registers of members of the Company’s H shares will be closed from Tuesday, 16 May 2017 to Thursday, 15 June 2017 (both days inclusive), during which no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 15 May 2017. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. Monday, 15 May 2017, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports. Holders of the A shares of the Company will be given a separate notice of the AGM.

(2)	The Board has proposed the payment of a final dividend for the year ended 31 December 2016 of RMB0.08 per share (pre-tax). If the final dividend is payable by the passing of Resolution No. 4 by the shareholders, shareholders whose names appear on the registers of members of the Company on Wednesday, 28 June 2017 will be entitled to receive it.

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises (   ) (Guo Shui Han [2008] No.897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2016 payable to the non- resident enterprise shareholders whose names appear on the registers of members of the Company’s H shares is subject to a withholding tax at a rate of 10%. Any shares registered in the name of the non- individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No.045 (   ) (Guo Shui Han [2011] No.348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2016 final dividend to all individual holders of H shares whose names appear on the registers of members of the Company’s H shares on Wednesday, 28 June 2017, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

NOTICE OF 2016 ANNUAL GENERAL MEETING

According to the relevant requirements of the Notice Regarding Tax Policies Related to the Shanghai-Hong Kong Stock Connect (Finance Tax [2014] No. 81) jointly published by the Ministry of Finance, State Administration of Taxation and China Securities Regulatory Commission, the Company shall withhold an individual income tax at the rate of 20% on dividends derived from the H-Shares of the Company acquired from The Stock Exchange of Hong Kong Limited through the Shanghai-Hong Kong Stock Connect by mainland individual investors. Reference shall be made to individual income tax regulations for dividends received by mainland securities investment funds from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect. Dividends received by mainland enterprises investors from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect shall be included in their total income and subject to enterprise income tax. The Company shall not withhold income tax on dividends to mainland enterprise investors who shall report and pay their income tax.

Pursuant to the Circular on Tax Policies Concerning the Pilot Programme of the Shenzhen and Hong Kong Stock Connect (Cai Shui [2016] No. 127) jointly issued by the Ministry of Finance, the State Administration of Taxation and China Securities Regulatory Commission, for dividends received by domestic individual investor from investing in the Company’s H shares listed on the Hong Kong Stock Exchange through Shenzhen-Hong Kong Stock Connect, the Company is obliged to withhold personal income tax on behalf of domestic individual investor at a tax rate of 20% when the Company shall apply to China Securities Depository and Clearing Corporation Limited (“CSDCC”) for the registrar of domestic individual investors. The Company will not withhold the income tax on dividend for the domestic enterprise investors, and the tax payable shall be declared and paid by the domestic enterprise investors.

The registers of members of the Company will be closed from Friday, 23 June 2017 to Wednesday, 28 June 2017 (both days inclusive), during which period no transfer of shares will be registered. For any holders of H shares of the Company to be qualified for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 22 June 2017.

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(4)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(5)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a Director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority, must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

NOTICE OF 2016 ANNUAL GENERAL MEETING

(6)	Shareholders who intend to attend the AGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Friday, 26 May 2017.

(7)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own travelling, accommodation and other related expenses.

Registered Office of the Company:

No. 1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

(8)	As at the date hereof, the Board comprises three executive Directors, namely Wu Yong, Hu Lingling and Luo Qing; three non-executive Directors, namely Sun Jing, Yu Zhiming and Chen Jianping; and three independent non-executive Directors, namely Chen Song, Jia Jianmin and Wang Yunting.

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC

26 April 2017